Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

Skłodowskiej-Curie 48
-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	27 August 2004	*No of sheets:*	1

Current report 45/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 20 August 2004 a change was registered by the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration in the share capital of the company Pol-Miedź Trans sp. z o.o. with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.). The share capital of Pol-Miedź Trans sp. z o.o. was increased by PLN 2 995.0 thousand through the issuance of 5 990 shares having a nominal value of PLN 500 each. All of the shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covering them with a contribution in kind of PLN 2 994.7 thousand and cash of PLN 0.3 thousand.

The book value of the assets transferred in the form of a contribution in kind in the accounts of KGHM Polska Miedź S.A. amounts to PLN 2 551.5 thousand.
The share capital of Pol-Miedź Trans sp. z o.o. after registration amounts to PLN 140 417.5 thousand and is divided into 280 835 shares of PLN 500 each.
100% of the shares are owned by KGHM Polska Miedź S.A.
The total number of votes arising from all issued shares after registration of this change in share capital is 280 835.

Legal basis:
§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

WICEPREZES ZARZĄDU
Marek Szczerbiak

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

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